

March 20, 2013

Via E-mail
Mr. James R. Segreto
Chief Financial Officer
SPAR Group, Inc.
333 Westchester Avenue
South Building, Suite 204
White Plains, NY 10604

      Re: SPAR Group, Inc.
              Item 4.01 Form 8-K
              Filed March 15, 2013
              File No. 0-27408

Dear Mr. Segreto:

We have reviewed your filing and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within five business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 4.01 8-K Filed March 15, 2013

1. Please amend your Form 8-K to disclose whether Nitin Mittal & Co ("Nitin Mittal") resigned, declined to stand for re-election or was dismissed. Please also disclose the date that Nitin Mittal resigned, declined to stand for re-election or was dismissed. Furthermore, please disclose whether the decision to change accountants for your Krognos subsidiary was recommended or approved by your audit committee or board of directors. Refer to Item 304(a)(1).

2. Please amend your Form 8-K to disclose the date of engagement of Gossler, Sociedad Civil, Member Crowe Horwath International and BDO South Africa.

3. Please file updated Exhibit 16 letters with your amended Form 8-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Yong Kim, Staff Accountant, at (202) 551-3323 or me at (202) 551-3737 if you have questions regarding our comments or any other questions.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief